Exhibit 4.3

Net Asset Value Calculation and Valuation Guidelines

In our valuation guidelines described below, we use “we” and “our” and similar words to mean the Company and the Operating Partnership, combined. Our NAV for each class of shares will be based on the value of our investments (including real estate debt and other securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including the allocation/accrual of any performance participation to the Special Limited Partner (which is a class-specific accrual), and will also include the deduction of any management fees and distribution fees specifically applicable to such class of shares, in all cases as described below.

General

Our board of directors, including a majority of our independent directors, will adopt valuation guidelines that contain a comprehensive set of methodologies to be used by our Advisor and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our Advisor will review our valuation guidelines and methodologies related to investments in real property and certain real estate debt and other securities (as described below) with our board of directors at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities for the purpose of establishing a purchase and repurchase price for our shares, as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair values generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC Topic 820”). Our independent valuation advisor will calculate the fair value of our real estate properties based in part on values provided by third-party independent appraisers and reviewed by our independent valuation advisor. Our Advisor may retain additional third-parties to assist with our valuations of certain investments. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used by REITs under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Our Independent Valuation Advisor

With the approval of our board of directors, including a majority of our independent directors, we have engaged SitusAMC to serve as our independent valuation advisor with respect to providing monthly real property appraisals, reviewing annual third-party appraisals of our properties, and assisting in the development and review of these valuation guidelines. SitusAMC, founded in 1931, is one of the longest serving commercial real estate research, valuation and consulting firms in the nation. SitusAMC is engaged in the business of rendering opinions regarding the value of commercial real estate properties and is not affiliated with us or the Advisor. Our Advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor is responsible for preparing and reviewing our property valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately responsible for the determination of our NAV.

Our independent valuation advisor may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors. We will promptly disclose any changes to the identity or role of our independent valuation advisor in reports we publicly file with the SEC.

Our independent valuation advisor will discharge its responsibilities in accordance with our valuation guidelines. Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. Our NAV per share for each class of shares will be calculated by BDO USA, LLP (“BDO”), and such calculation will be reviewed and confirmed by our Advisor. Pursuant to our valuation services agreement with our independent valuation advisor, our Advisor will receive appraisal reports for our property investments that have been prepared or reviewed by our independent valuation advisor. The appraisals for our property investments will be one of several components that will be used in the calculation of our NAV per share for each class of shares.

We have agreed to pay fees to our independent valuation advisor upon its delivery to us of its review reports. We have also agreed to indemnify our independent valuation advisor against certain liabilities arising out of this engagement. The compensation we pay to our independent valuation advisor will not be based on the estimated values of our properties.

Our independent valuation advisor and certain of the independent third-party appraisers have provided, and are expected to continue to provide, real estate appraisal, appraisal management and real estate valuation advisory services to Inland and its affiliates and have received, and are expected to continue to receive, fees in connection with such services. Our independent valuation advisor and certain of the independent third-party appraisers and their respective affiliates may from time to time in the future perform other commercial real estate and financial advisory services for Inland and its affiliates, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the independent valuation advisor or the applicable appraiser as certified in the applicable appraisal report.

Valuation of Investments

Consolidated Properties

For the purposes of calculating our monthly NAV, our investments in real estate will initially be valued at cost, which we expect will represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations.

Each property will then be valued by an independent third-party appraisal firm within the first full calendar quarter after acquisition and no less frequently than annually thereafter. Annual appraisals may be delayed for a short period in exceptional circumstances. We seek to schedule the appraisals by third-party appraisal firms evenly throughout the calendar year, such that an approximately equal portion of the real properties in our portfolio are appraised by a third-party appraisal firm each month, although we may have more or fewer appraisals in an individual month. Properties purchased as a portfolio may be valued as a single asset.

Our independent valuation advisor will update the valuations of our properties monthly, based on the then most recent annual third-party appraisals and current material market data and other information deemed relevant. Although monthly reviews of each of our real property valuations will be performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by our Advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned estimated capital expenditures and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor. Our Advisor will monitor our properties for events that our Advisor believes may be expected to have a material impact on the most recent estimated values of such property, and will notify our independent valuation advisor of such events. If an event or conditions become known to our Advisor (including through communication with our independent valuation advisor) that, in the opinion of our Advisor, is likely to have any material impact on previously provided estimated values of the affected properties, our Advisor will adjust the valuation of such properties, subject to the review and confirmation for reasonableness of our independent valuation advisor. If deemed appropriate by our Advisor or our independent valuation advisor, any necessary adjustment will be determined as soon as practicable. Updated appraisals received during the year, if any, may also trigger an adjustment in the value of a property.

For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a wholly owned property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by our Advisor or our independent valuation advisor which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.

In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the effects of such change on our NAV are quantifiable by our Advisor. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may be detrimental to stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

Appraisals, whether annual appraisals by independent third-party appraisal firms or monthly appraisals by our independent valuation advisor, are performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute) or similar designation. Upon conclusion of the appraisal, the independent valuation advisor or the independent third-party appraisal firm prepares a written report with an estimated gross fair value of the property. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with our valuation guidelines and will not be considered in the valuation of the applicable property until our independent valuation advisor has confirmed the reasonableness of such appraisal.

We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer’s normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The replacement cost approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. Because the appraisals performed involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, our independent valuation advisor and other independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by the Advisor, such as (i) historical operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned estimated capital expenditures; and (v) any other information relevant to valuing the real estate property. Although our independent valuation advisor may review information supplied or otherwise made available by the Advisor for reasonableness, it will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and will not undertake any duty or responsibility to verify independently any of such information. Our independent valuation advisor will not make or obtain an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise) other than our real properties. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our independent valuation advisor, our independent valuation advisor will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting currently available estimates and judgments of our management and our Advisor, and will rely upon our Advisor to advise our independent valuation advisor promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of review.

In performing their analyses, our independent valuation advisor and other independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, our independent valuation advisor and other independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our independent valuation advisor’s review, opinions and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect our independent valuation advisor’s review and conclusions. Our independent valuation advisor’s review reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the review, opinions and conclusions set forth therein. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.

Pursuant to our valuation services agreement with our independent valuation advisor, each individual appraisal report for our assets will be addressed solely to us to assist our Advisor in calculating our NAV. The appraisal reports relating to our properties will not be addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.

Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. Our Advisor’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised. BDO will then incorporate such adjusted valuations into our NAV, which will then be reviewed and confirmed by our Advisor.

Unconsolidated Properties Held Through Joint Ventures

Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by our Advisor using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.

Valuation of Real Estate Debt and Other Securities

In general, the fair value of real estate debt and other securities will be determined by our Advisor based on market quotations or utilizing unobservable inputs in accordance with ASC 820 . GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Readily available market quotations

Market quotations may be obtained from third-party pricing service providers or, if not available from third-party pricing service providers, broker-dealers for certain of our real estate debt and other securities. When reliable market quotations for real estate debt and other securities are available from multiple sources, our Advisor will use commercially reasonable efforts to use two or more quotations and will value such investments based on the average of the quotations obtained. However, to the extent that one or more of the quotations received is determined in good faith by our Advisor to not be reliable, our Advisor may disregard such quotation if the average of the remaining quotations is determined in good faith to be reliable by our Advisor. Securities that are traded publicly on an exchange or other public market (stocks, exchange traded derivatives and securities convertible into publicly-traded securities, such as warrants) will be valued at the closing price of such securities in the principal market in which the security trades.

No readily available market quotations

If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by our Advisor. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations).

Certain investments, such as mortgages, mezzanine loans, preferred equity or private company investments, are unlikely to have market quotations.

The initial value of preferred equity and private company investments will generally be the acquisition price of such investment. Each such investment will then be valued by our Advisor within the first three full months after we make such investment and no less frequently than quarterly thereafter. Our Advisor may utilize generally accepted valuation methodologies, which may include, but are not limited to, the market approach, cost approach and income approach, to value such preferred equity or private company investments. These methodologies generally include inputs such as the multiples of comparable companies, the value and performance of underlying assets, select financial statement metrics, the stock price of the investment, volatility, strike price, risk-free interest rate, dividend yield and expected term, as applicable. For each month that our Advisor does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment.

In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by our Advisor within the first three full months after we make such investment and no less frequently than quarterly thereafter in accordance with the procedures set forth in the immediately following paragraph.

To conduct its initial quarterly valuation and subsequent quarterly revaluations of such loan investments, our Advisor will initially determine if there is adequate collateral real estate value supporting such investments and whether the investment’s yield approximates market yield. If the market yield is estimated to approximate the investment’s yield, then such investment is valued at its par value. If the market yield is not estimated to approximate the investment’s yield, our Advisor will project the expected cash flows of the investment based on its contractual terms and discount such cash flows back to the valuation date based on an estimated market yield. Market yield is estimated as of each quarterly valuation date based on a variety of inputs regarding the collateral asset(s) performance, local/macro real estate performance, and capital market conditions, in each case as determined in good faith by our Advisor. These factors may include, but are not limited to: purchase price/par value of such real estate debt or other difficult to value securities; debt yield, capitalization rates, loan-to-value ratio, and replacement cost of the collateral asset(s); borrower financial condition, reputation, and indications of intent (e.g., pending repayments, extensions, defaults, etc.); and known transactions or other price discovery for comparable debt investments. In the absence of collateral real estate value supporting such securities, our Advisor will consider the residual value to its securities, following repayment of any senior debt or other obligations of the collateral asset(s). For each month that our Advisor does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment.

Our board of directors has delegated to our Advisor the responsibility for monitoring significant events that may materially affect the values of our real estate debt and other securities investments and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events. Except as otherwise provided in our valuation guidelines, the valuation of our real estate debt and other securities will not be reviewed by our independent valuation advisor or appraised.

Liabilities

We will generally include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to our Advisor and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to distribution fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class as described below. Our debt will typically be valued at fair value determined in accordance with ASC Topic 820. Property-level mortgages will be valued monthly by a third-party valuation firm. If we incur other material debt liabilities, we expect that the board of directors would approve a third-party valuation firm to value those on a monthly basis as well.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, in keeping with standard industry practice, we do not deduct the liability for estimated future distribution fees in our calculation of NAV, which may not become payable under certain circumstances such as in the event of our liquidation.

NAV and NAV Per Share Calculation

Our NAV per share will be calculated by BDO as of the last calendar day of each month and is available generally within 15 calendar days after the end of each applicable month. Our board of directors, including a majority of our independent directors, may replace BDO with another party, including our Advisor, if it is deemed appropriate to do so. Our Advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV.

Each month, before taking into consideration accrued dividends or other class-specific accruals (including management fees and the performance participation allocations), any change in the aggregate NAV (the “Aggregate Fund NAV”) of our outstanding shares of each class of common stock, along with the Operating Partnership units held by third parties, will be allocated among each class of common stock and Operating Partnership unit based on each such class’s relative percentage of the previous Aggregate Fund NAV adjusted for issuances that were effective on the first calendar day of such month, issuances under our distribution reinvestment plan and repurchases that were effective on the last calendar day of such month. Changes in our monthly Aggregate Fund NAV include, without limitation, accruals of our net portfolio income, interest expense, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly Aggregate Fund NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, the Advisor may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, the Advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

Following the allocation of the changes in our Aggregate Fund NAV as described above, NAV for each class is adjusted for additional issuances and repurchases of our shares and units, class-specific accruals for distributions, ongoing distribution fees, management fees and the performance participation allocations, to determine the monthly NAV for each class. These accruals are made on a class-specific basis and borne by all holders of the applicable class. These class-specific accruals may differ for each class, even when the NAV per share of each class is the same. We normally expect that the accrual of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to certain classes of shares. In other words, the per share amount of distributions on Class T, Class S and Class D shares generally differs from other classes of shares because of class-specific distribution fees that are deducted from the gross distributions of Class T, Class S and Class D shares. Specifically, we expect net distributions on Class T and Class S shares will be lower than Class D shares and net distributions on Class D shares will be lower than Class I. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the class-specific accruals of distribution fees with respect to such period, then pursuant to our valuation guidelines, the class-specific accruals of distribution fees may lower the NAV per share of a share class. When the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV are also be different for each class. We may from time to time issue stock dividends on a class-specific basis to adjust the NAV per share of such class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and placement fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and placement fees have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

Our valuation guidelines include the following methodology to determine the monthly NAV of our Operating Partnership and the Operating Partnership units. Our Operating Partnership has certain classes of units that are each economically equivalent to our corresponding classes of outstanding shares. Accordingly, on the last day of each month, for such classes of units, the NAV per unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our outstanding shares, such units will be valued in a manner consistent with these guidelines. For example, the different management fee and performance participation allocation applicable to our Class A OP Units are class-specific accruals that will be allocated to the Class A OP Units specifically. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.

Relationship between NAV and Our Transaction Price

Purchases and repurchases of shares of our common stock are not made based on the most current monthly NAV per share of our common stock at the time of purchase or repurchase. Generally, our transaction price will equal our most recently disclosed monthly NAV. The transaction price will be the price at which we repurchase shares and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares. Although the transaction price will generally be based on the most recently disclosed monthly NAV per share, such NAV per share may be significantly different from the current NAV per share of the applicable class of stock as of the date on which your purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the most recently disclosed NAV per share. In cases where our transaction price is not based on the most recently disclosed monthly NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time. We may determine whether a material change has occurred to our most recently disclosed NAV per share and whether to set a transaction price that differs from such NAV per share, and in such cases, we have discretion over what such transaction price will be.

Our transaction price will be made publicly available by posting it on our website at www.ipcaltreit.com and filing a prospectus supplement with the SEC and in certain cases delivered directly to subscribers. Please see the “How to Subscribe” section of this prospectus for additional information on how we communicate a change in our transaction price and the timing of when we accept subscription requests.

As our upfront selling commissions and dealer manager fees are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with your purchase and thus the number of shares you would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after your subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments (and other assets and liabilities), or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate properties and, as with any real estate valuation protocol and as described above, the valuation of our properties (and other assets and liabilities) is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate properties (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares are repurchased, existing stockholders or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV). See “Risk Factors—Valuations and appraisals of our real estate and real estate debt are estimates of fair value and may not necessarily correspond to realizable value” and “—It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.”

Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which we may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in our Advisor’s reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied, provided that our Advisor must notify our board of directors at the next scheduled board meeting of any alternative methodologies utilized and their impact on the overall valuation of our investment. Notwithstanding the foregoing, our board of directors may suspend the offering and/or our share repurchase plan if it determines that the calculation of our NAV is materially incorrect or unreliable or there is a condition that restricts the valuation of a material portion of our assets.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to sell shares under our share repurchase plan and our ability to suspend our share repurchase plan at any time. Our NAV generally does not consider exit costs (e.g., selling costs and commissions and debt prepayment penalties related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:

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a stockholder would be able to realize the NAV per share for the class of shares a stockholder owns if the stockholder attempts to sell its shares;
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a stockholder would ultimately realize distributions per share equal to the NAV per share for the class of shares it owns upon liquidation of our assets and settlement of our liabilities or a sale of our company;
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shares of our common stock would trade at their NAV per share on a national securities exchange;
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a third party would offer the NAV per share for each class of shares in an arm’s-length transaction to purchase all or substantially all of our shares; or
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the NAV per share would equate to a market price of an open-ended real estate fund.